UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Avolon Holdings Limited

(Name of Subject Company)

Avolon Holdings Limited

(Name of Person Filing Statement)

Common Stock, par value $0.000004 per share

(Title of Class of Securities)

G52237107

(CUSIP Number of Class of Securities)

Ed Riley

General Counsel

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Telephone: +353 (1) 231 5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Copies to:

Douglas Warner, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153-0119

Telephone: (212) 310-8751

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a)	Name and Address

The name of the subject company is Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“Avolon” or the “Company”). Avolon’s principal executive offices are located at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, and its telephone number at that address is +353 (1) 231 5800.

(b)	Securities

The class of equity securities to which this Schedule 14D-9 relates is Avolon’s common shares, par value $0.000004 per share (the “Shares”). As of July 1, 2015, there were 82,428,607 Shares issued outstanding.

Item 2.	Identity and Background of Filing Person

(a)	Name and Address

This Schedule is being filed by Avolon. Avolon’s name, business address and business telephone number are set forth in Item 1 above.

(b)	Tender Offer

This Schedule relates to the tender offer by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”), an indirect wholly owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). Parent is owned in majority part by HNA Capital Group Co., Ltd (“HNA Capital,” and together with certain of its affiliates, “HNA Group”), a company organized and existing under the laws of the People’s Republic of China, as disclosed in a Tender Offer Statement on Schedule TO filed by Offeror (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”), on July 31, 2015, to purchase 20% of the issued and outstanding Shares at a purchase price of $26.00 per Share in cash, without interest, less any required tax withholding (the “Offer Price”), on the terms and subject to the conditions set forth in the related Offer to Purchase (together with the Schedule TO and any amendments or supplements thereto, the “Offer”) and in accordance with the terms of the Investment and Tender Offer Agreement, by and among the Company, Offeror and Parent, dated as of July 14, 2015 (the “Investment and Tender Offer Agreement”) and the Agreement to Tender, by and among Offeror and the persons listed on Exhibit A thereto, dated as of July 14, 2015 (the “Agreement to Tender”). As set forth in the Schedule TO, the principal executive offices of Offeror are located at HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China, 100125, and the telephone number at that address is +1-86-10-5758-3682.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

As described below, on July 14, 2015, (i) the Company, Parent and Offeror entered into an Investment and Tender Offer Agreement, (ii) Offeror and each of Idamante S.à r.l., Fourth Cinven Fund (Railpen 2011) Co-Investment Limited Partnership, AAIL Holdings S.à r.l., Avolon Holding Corporation (Luxembourg) I S.à r.l., Avolon Holding Corporation (Luxembourg) II S.à r.l., Avolon Holding Corporation (Luxembourg) III S.à r.l., Potomac Bonds LLC, Future Fund Board of Guardians, OHA Strategic Credit Master Fund, L.P., OHA Strategic Credit Master Fund IB, L.P., OHA Structured Products Master Fund, L.P., OHA Structured Products Master Fund B, L.P., Vigorous Investment PTE LTD, PEG Avolon Holdings, Private Equity Partners IX Direct, L.P., Private Equity Partners X Direct, L.P., and Universities Superannuation Scheme Limited (collectively, the “Supporting Shareholders”) entered into the Agreement to Tender, (iii) the Supporting Shareholders entered into the Side Letter to the Agreement to Tender, (iv) HNA Capital, Tianjin Yanshan Equity Investment Fund Co., Ltd. and the Company entered into the Voting Agreement and (v) Avolon Aerospace Leasing Limited, an indirect wholly-owned subsidiary of the Company (“Avolon Aerospace”) and Hainan Airlines Company Limited, an affiliate of Offeror and Parent (“Hainan Airlines”) entered into agreements related to the Sale and Leaseback Transaction.

Investment Agreement.

On July 14, 2015, Offeror, Parent and the Company entered into an Investment and Tender Offer Agreement (the “Investment Agreement”), pursuant to which, among other things, the Offeror agreed to commence and consummate a tender offer to purchase 20.0% of the issued and outstanding Shares as of immediately prior to the expiration of such tender offer (the “Offer”) at a price of $26.00 per share (the “Offer Price”) and on the other terms and subject to the conditions set forth therein. As used herein, the “Offer Cap” means 20.0% of the issued and outstanding Shares as of immediately prior to the Expiration Time (as defined below in the section titled “Conditions, Timing and Amendments”). In this section entitled Investment Agreement, unless the context requires otherwise, capitalized terms that are not defined in this statement have the meanings ascribed to them in the Investment Agreement.

On July 30, 2015 (China time), Parent held an extraordinary shareholders meeting at which the Investment Agreement and the transactions contemplated by it, including the Offer, were approved by Parent’s shareholders.

Conditions, Timing and Amendment. Subject to the Offer Cap, Offeror is obligated to accept for payment, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time, subject to the satisfaction of or waiver by Offeror of, the conditions that are described below under Conditions to the Offer. Offeror expressly reserves the right (in its sole discretion) to waive, in whole or in part, any condition to the Offer or to increase the Offer price or to make any other changes in the terms and conditions of the Offer, except that, unless approved by the Company, Offeror shall not:

(i) reduce the Offer price or change the form of consideration payable in the Offer (other than by adding consideration);

(ii) change or modify the Offer Cap, which is 20.0% of the outstanding shares of the Company as of immediately prior to the Expiration Time of the Offer;

(iii) add to the Offer conditions;

(iv) waive or change the Offer conditions relating to (A) injunctions or similar court orders, or newly enacted laws or regulations prohibiting consummation of the Offer, (B) any suit, action or proceeding restraining consummation of the Offer or (C) the Parent shareholder approval;

(v) waive or change any other Offer condition in any manner adverse to any shareholders of the Company;

(vi) except as otherwise provided in the Investment Agreement, extend or otherwise change the expiration date of the Offer; or

(vii) otherwise amend any of the other terms of the Offer in any manner adverse to the shareholders of the Company.

Unless the Investment Agreement terminates in accordance with its terms, Offeror shall:

(i) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, if on any then-scheduled Expiration Time any of the Offer conditions are not satisfied or waived;

(ii) extend the Offer, at the request of the Company, for no less than five and no more than ten business days, if the Company has received an Alternative Proposal (as defined below in the section titled “No Solicitation Provisions”) that constitutes or could reasonably be expected to result in a Qualifying Proposal (as defined below in the section titled “No Solicitation Provisions”); and

(iii) extend the Offer for the minimum period required by any applicable law, rule or regulation or any interpretation or position of the SEC or the China Securities Regulation Commission ( “CSRC”), the staff of the SEC or the CSRC, or the NYSE or the Shenzhen Stock Exchange (“SZSE”) applicable to the Offer.

Notwithstanding the above requirements, Offeror will not be required to extend the Offer beyond September 14, 2015.

Representations and Warranties. In the Investment Agreement, the Company has made customary representations and warranties to Parent and Offeror, including representations relating to: organization and qualification; subsidiaries; capitalization; information in the offer documents and the Schedule 14D-9; authority; no conflicts; required filings and consents; permits; SEC filings; financial statements; internal controls; compliance with law; absence of certain changes or events; litigation; and brokers.

In the Investment Agreement, Parent and Offeror have made customary representations and warranties to the Company, including representations relating to: organization and qualification; authority; no conflicts; required filings and consents; investigations and litigation; information in the offer documents; sufficient funds; and brokers.

Operating Covenants. The Investment Agreement provides that, unless the Investment Agreement is terminated, from the date of the Investment Agreement to the Offer Closing, the Company (i) will conduct its business in the ordinary course of business and (ii) will not, without Offeror’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), take certain actions, including restrictions on:

•	declarations or payments of dividends;

•	splits, combinations or reclassifications of equity interests;

•	changes to financial accounting policies or procedures;

•	amendments to the memorandum and articles of association or similar applicable charter documents that are in any manner adverse to Offeror;

•	mergers, consolidations, liquidations, dissolutions, or recapitalizations;

•	adoption or implementation of a shareholder rights plan inconsistent with the A/R Shareholders’ Agreement;

•	issuances, sales, pledges, charges, dispositions or encumbrances of any shares of share capital or other ownership interest in the Company;

•	purchases or redemptions of share capital;

•	redemptions, repurchases or prepayment of indebtedness prior to maturity, or the incurrence, assumption or guarantee or any indebtedness, subject to certain exceptions; and

•	entry into certain related party transactions.

No Solicitation Provisions. The Investment Agreement prohibits the Company and its subsidiaries from taking directly or indirectly any of the following actions, and requires the Company and its subsidiaries to use their reasonable best efforts to cause their representatives not to directly or indirectly take any of the following actions:

•	soliciting any Alternative Proposal; or

•	participating in any negotiations regarding an Alternative Proposal with, or furnishing any nonpublic information or regarding an Alternative Proposal to, any Person that has made an Alternative Proposal.

Under the Investment Agreement, an “Alternative Proposal” is a bona fide written proposal or offer made by any third party for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any Person of all or substantially all of the assets of the Company on a consolidated basis, (iii) the acquisition by any

Person of more than 5% of the outstanding Shares or (iv) any proposal by any Person to acquire, to be acquired by, merge with any Person, or otherwise engage in a business combination transaction with any Person (or series of transactions) with the Company or any of its subsidiaries.

Notwithstanding the no solicitation prohibitions described above, the Company may take certain actions if it receives an Alternative Proposal that it determines is or could reasonably be expected to result in a Qualifying Proposal. Under the Investment Agreement, a “Qualifying Proposal” is an Alternative Proposal which relates to (i) a merger or other business combination involving any third party obtaining control of the Company, (ii) an acquisition of substantially all the Company’s assets, (iii) an acquisition of more than 50% of the Company’s Shares or (iv) a transaction involving a merger or share exchange between the Company and a third party engaged in a similar line of business whereby the shareholders of such third party involved in such transaction receive at least 30% of the shares of the surviving entity in such transaction.

If at any time prior to consummation of the Offer the Company receives an Alternative Proposal which did not result from its breach in any material respect of the non-solicitation provisions in the Investment Agreement and (A) which constitutes a Qualifying Proposal or (B) which the Company’s board of directors (the “Company Board”) determines in good faith could reasonably be expected to result in a Qualifying Proposal, the Company may: (x) furnish non-public information to the third party making such Alternative Proposal (subject to receiving from the third party an executed confidentiality agreement), (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal, and/or (z) require Offeror to extend the Offer, for no less than five and no more than ten business days (except that such extension will not cause the Expiration Time of the Offer to be later than 12:00 Midnight, New York City Time, on September 14, 2015).

In addition, the Company Board may terminate the Investment Agreement if it receives an Alternative Proposal that the Company Board determines, acting reasonably and in good faith, is a Qualifying Proposal. In such case, a termination fee of $8 million will be payable by the Company to Offeror.

Offeror may terminate the Investment Agreement if (A) the Company furnishes non-public information to a third party making an Alternative Proposal or engages in discussions or negotiations with a third party with respect to an Alternative Proposal and (B) on the day that is five Business Days prior to the Expiration Date of the Offer (as may be extended), the Company has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party. If Offeror terminates the Investment Agreement under the circumstances described in the immediately preceding sentence and within one year after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, a Qualifying Transaction with the third party that made the Alternative Proposal that gave rise to such right of the Offeror to terminate the Investment Agreement, then the Company shall pay a fee of $8 million to Offeror upon the consummation of such transaction.

The Company must promptly notify Offeror of (i) the receipt by the Company of any Alternative Proposal, (ii) any request for information or inquiry from any third party that expressly contemplates, or that the Company believes would reasonably be expected to lead to, an Alternative Proposal and (iii) any determination by it that an Alternative Proposal constitutes a Qualifying Proposal or could reasonably be expected to result in a Qualifying Proposal.

Efforts to Consummate the Offer. The Investment Agreement requires the Company, Parent and Offeror to use all reasonable best efforts to cause to be taken all actions, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate the Offer.

Deposit Escrow. In accordance with the Investment Agreement, on July 22, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $25,000,000 (the “Deposit”) for the Escrow Agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement. The Deposit will only be released to Offeror or the Company, as the case may be, upon joint written instructions signed by the Offeror or the Company and under certain conditions, including:

(i) to the extent elected by Offeror, to offset amounts payable by Offeror in respect of the Shares validly tendered and not validly withdrawn pursuant to the Offer; or

(ii) if the Company validly terminates the Investment Agreement as a result of (A) a breach by Parent or Offeror of certain representations, including (i) those related to their authority to enter into the Investment Agreement and consummate the Offer, (ii) that the Offer does not violate any law and (iii) that there are no investigations or lawsuits that would prevent or delay the consummation of the Offer, or (B) a failure of Parent to provide funding to Offeror to consummate the Offer, as described below, (C) a failure of Offeror to consummate the Offer when all Offer conditions are met or (D) a failure of Parent to obtain shareholder approval by August 3, 2015.

Financing. Parent has committed to provide or cause to be provided to Offeror $403,636,000, which, together with the Deposit, will provide sufficient funding for Offeror to pay for the Shares in the Offer.

Conditions to the Offer. Subject to the Offer Cap, Offeror is not required to accept for payment, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer if any of the following conditions exists:

•	there have not been validly tendered that number of Shares which would represent 20.0% of the issued and outstanding Shares as of immediately prior to the Expiration Time of the Offer;

•	(i) any injunction or similar order or any newly enacted law or regulation prohibits the consummation of the transactions contemplated by the Investment Agreement or (ii) any suit, action or proceeding is pending pursuant to which any governmental entity is seeking to restrain the consummation of such transactions and has a reasonable likelihood of success;

•	(i) any of the Company’s representations in Section 2.02(a) (Share Capital) of the Investment Agreement are not accurate in all material respects as of July 14, 2015 and as of the Offer Closing as if made at and as of such time, except that any inaccuracies of any representation resulting from the exercise of any options to purchase Shares shall be disregarded for all purposes of this condition; or (ii) any of the Company’s other representations are not accurate, as of the consummation of the Offer as if made as and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so accurate that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company fails to comply with any of its material agreements under the Investment Agreement in any manner which would reasonably be expected to result in a Company Material Adverse Effect;

•	any event, condition, change or effect has occurred that constitutes a Company Material Adverse Effect or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	the Investment Agreement terminates in accordance with its terms.

Termination. The Investment Agreement may be terminated, and the transactions contemplated by the Investment Agreement may be abandoned, at any time prior to consummation of the Offer:

•	by mutual written consent of Parent, Offeror and the Company;

•

by either Offeror or the Company if consummation of the Offer has not occurred on or before September 14, 2015 (the “Outside Date”), except that this right to terminate will not be available to any party whose breach (or whose Affiliate’s breach) of any representation or agreement in any of the

Transaction Documents has caused or resulted in the failure of the consummation of the Offer to have occurred on or before the Outside Date;

•	by either Offeror or the Company if any court of competent jurisdiction issues or enters an injunction or similar order permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the other transactions contemplated by the Investment Agreement or Agreement to Tender and such injunction is final and non-appealable, except that (i) this right to terminate will not be available to a party unless it has complied with its obligations under Section 4.03 (Efforts) of the Investment Agreement, including using such efforts as are required thereby to prevent, oppose and remove such injunction;

•	by the Company if the Offer conditions are satisfied and Offeror fails to consummate the Offer within three Business Days thereafter;

•	by the Company if it has received an Alternative Proposal that the Company Board has determined is a Qualifying Proposal;

•	by the Company if Parent or Offeror shall have breached in any material respect any of its representations or agreements in the Investment Agreement or the Agreement to Tender, which breach cannot be cured by the Outside Date or, if curable, is not cured within thirty days following the Company’s delivery of written notice to Parent or Offeror (provided that the Company is not then in material breach of any representation or agreement in any of the Transaction Documents);

•	by the Company if (i) the representations of Parent and Offeror in Section 3.02(b) or (c) (Consents and Filings; No Violations) of the Investment Agreement (without giving effect to any “Offeror Material Adverse Effect” qualifications therein) is not accurate as of any time after the execution of the Investment Agreement and (ii) such failure is reasonably likely to prevent consummation of the Offer from occurring within three Business Days of the date that is twenty Business Days following the commencement of the Offer;

•	by Offeror if the representations of the Company are not accurate in all material respects or the Company has breached in any material respect any of its agreements in the Investment Agreement, in each case only if such failure (i) would result in the failure of any Offer condition and (ii) cannot be cured by the Outside Date or, if curable, is not cured within thirty days following Offeror’s delivery of written notice to the Company (provided that Offeror is not then in material breach of any representation or agreement in the Transaction Documents); or

•	by Offeror if (i) the Company has furnished non-public information to a third party making an Alternative Proposal or engaged in discussions or negotiations with such third party with respect to such Alternative Proposal and (ii) on the day that is five Business Days prior to the Expiration Time, the Company has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party.

The foregoing description of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015 and is incorporated herein by reference.

Agreement to Tender.

On July 14, 2015, Offeror and the Supporting Shareholders entered into an agreement to tender (“Agreement to Tender”). Pursuant to the Agreement to Tender, the Supporting Shareholders agreed to, among other things:

•	accept the Offer in respect of, and tender at or prior to the Expiration Time, certain of each such Supporting Shareholder’s Shares, which in the aggregate consists of 16,485,722 Shares, representing, in the aggregate, 20% of the total outstanding Shares as of July 1, 2015 (the “Subject Shares”);

•	not withdraw any Subject Shares tendered pursuant to the Offer unless the Offer or the Agreement to Tender is terminated;

•	certain restrictions on the Subject Shares;

•	non-solicitation restrictions that are substantially similar to the non-solicitation restrictions to which the Company agreed in the Investment Agreement;

•	waive any preemptive rights with respect to any Subject Shares in connection with the Offer; and

•	execute a counterpart to the A/R Shareholders’ Agreement upon consummation of the Offer.

The Agreement to Tender terminates (i) automatically upon termination of the Investment Agreement in accordance with its terms or (ii) by either Offeror on the one hand, or the Supporting Shareholders, on the other, if any court of competent jurisdiction or other governmental entity issues a final and nonappealable judgment or order, or takes any other final and nonappealable action restraining any of the transactions contemplated by the Agreement to Tender.

Side Letter to Agreement to Tender

On July 14, 2015, the Supporting Shareholders entered into a Side Letter to the Agreement to Tender (the “Side Letter”). Pursuant to the Side Letter, unless the Supporting Shareholders agree otherwise, each agreed to tender 100% of the shares owned by them into the Offer.

A/R Shareholders’ Agreement

At the Offer Closing, the Company, Offeror, the Supporting Shareholders and certain other persons will enter into A/R Shareholders’ Agreement. The following is a summary of the material provisions of the A/R Shareholders’ Agreement. In this section entitled A/R Shareholders’ Agreement, unless the context requires otherwise, capitalized terms that are not defined in this statement have the meanings ascribed to them in the A/R Shareholders’ Agreement.

Board Nomination Rights. Pursuant to the A/R Shareholders’ Agreement, the Company Board will be increased from 11 to 12 members. Each of Cinven, CVC and Oak Hill Capital Funds (each, a “Majority Sponsor” and, collectively, the “Majority Sponsors”) will have right to nominate (i) two members to the Company Board so long as such Majority Sponsor holds at least 10% of the outstanding Shares and (ii) one member to the Company Board so long as it holds at least 5% of the outstanding Shares (each, a “Majority Sponsor Director” and, collectively, the “Majority Sponsor Directors”). In addition, any Supporting Shareholders holding at least 2.5% of the outstanding Shares will have the right to appoint an observer to attend all meetings of the Company Board and (so long as such Sponsor does not have a Majority Sponsor Director appointed to the Company Board) and all meetings of any committee of the Company Board (so long as such Sponsor does not have a Majority Sponsor Director appointed to such committee of the Company Board). At such time as a Majority Sponsor loses its right to nominate one of its two directors by falling below the 10% ownership threshold, the Company Board will correspondingly be reduced in size. At such time as a Majority Sponsor loses its right to nominate its remaining director by falling below the 5% ownership threshold, the vacancy will be filled as provided in the Company’s memorandum and articles of association. The remaining members of the Company Board (other than the Offeror director) will initially consist of two members of management (the “Management Directors”) and three independent directors. The terms “Cinven”, “CVC” and “Oak Hill Capital Funds” have the meanings given to such terms in the Annual Report.

Offeror will have the right to nominate one member to the Company Board (the “Offeror Director”) so long as Offeror holds at least 15% of the outstanding Shares. If Offeror loses its right to nominate a director by falling below the 15% ownership threshold, such vacancy will be filled as provided in the Company’s memorandum and articles of association. If the Offeror Director takes on a Conflicting Role (as defined below), then Offeror must, as soon as practicable, remove the Offeror Director upon notice to the Company. At any time that the Offeror

Director has taken on a Conflicting Role after learning of such event, the Offeror Director may be excluded (in the discretion of the Company Board) from any discussions regarding competitively sensitive information regarding the Company or any of its subsidiaries.

The initial Offeror Director will be named at the time of execution of the A/R Shareholders’ Agreement. From the date of consummation of the Offer until the date on which the Sponsors collectively cease to hold at least 20.0% of the outstanding Shares (the “Restricted Period”), any replacement Offeror Director must be reasonably acceptable to the Company Board at the time of the Offeror Director’s appointment. Further, the Offeror Director must not, at any time while serving as a director on the Company Board, serve as an executive officer or on the board of directors or comparable governing body (or be an observer to or have access to any confidential information) of any Person engaged in the same or similar line of business with the Company or its material subsidiaries and in competition with the Company or any of its material subsidiaries in any area of the world (a “Conflicting Role”). The Offeror Director also must be independent (within the meaning of the NYSE rules) and must not cause any adverse disclosure under Item 401(f) of Regulation S-K (which concerns involvement of a person in certain bankruptcy proceedings, criminal proceedings, violations of the securities laws or fraud, or other specified matters). The Offeror Director is not permitted to disclose or provide access to any confidential information relating to the Company and its subsidiaries or any discussions that take place in any Company Board meetings to any affiliate of Offeror that is a competitor of the Company.

Committee Appointment Rights. Each of the remuneration committee and the nominating and corporate governance committee will initially be composed of six members. Each of the Majority Sponsors will have the right to appoint one member to each such committee so long as the Majority Sponsors hold, in the aggregate, at least 50% of the outstanding Shares. At such time as the Majority Sponsors hold less than 50% of the outstanding Shares in the aggregate, each of the remuneration committee and the nominating and corporate governance committees shall be reduced to four members, and the Majority Sponsors will have the right to collectively appoint one member to each such committee so long as they collectively own at least 10% of the outstanding Shares (except that if a Majority Sponsor does not individually own at least 5% of the Shares, such Majority Sponsor shall not be entitled to participate in such collective appointment).

For so long as the Offeror Director is eligible to be a director on the Company Board and Offeror holds at least 15% of the outstanding Shares, Offeror will have the right to appoint the Offeror Director as a member to both the Company’s nominating and corporate governance committee and the remuneration committee. In the event that Offeror ceases to hold at least 15% of the Shares, Offeror will no longer have the right to appoint any members of the nominating and corporate governance committee or the remuneration committee, and the size of each such committee shall be reduced by one member.

Shareholder Reserved Matters. For so long as the Sponsors hold in the aggregate at least 25% of the Shares, the following matters will require the prior approval of Sponsors holding a majority of the Shares then held by the Sponsors:

•	any Change of Control Transaction;

•	any merger, amalgamation or consolidation of the Company or the spinoff of a business of the Company with assets in excess of $250 million;

•	the sale, conveyance transfer or other disposition of all or substantially all of the material assets of the Company or its material subsidiaries;

•	any issuance or repurchase of equity securities or securities exchangeable or convertible into equity securities by the Company for an aggregate consideration in excess of $250 million;

•	the appointment, removal or change in the compensation of the chief executive officer and the president and chief commercial officer; and

•	the appointment and removal of any of the independent directors to the Company Board.

For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the prior approval of the Sponsors and Offeror (collectively, the “Principal Investors”) holding a majority of the Shares then held by the Principal Investors:

•	commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of the Company or a material subsidiary;

•	any non-pro rata reduction to the share capital of the Company or its material subsidiaries, except as required by law;

•	certain amendments the Company’s memorandum and articles of association;

•	any change in the principal line of business of the Company; and

•	any appointment to the Company Board contrary to the A/R Shareholders’ Agreement or the memorandum and articles of association.

However, if Offeror owns a greater number of Shares than the number of Shares owned by the Sponsors in the aggregate, Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect to the foregoing matters without the approval of at least one Sponsor that holds Shares at such time. Further, if any matters described in the last three bullets above results from a Change of Control Transaction, then Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect thereto unless such matters would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Board Reserved Matters. For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the affirmative vote of a majority of the Majority Sponsor Directors:

•	entering into, amending or terminating any contract or other agreement in an amount exceeding $250 million;

•	the sale, conveyance, transfer or other disposition of property or assets of the Company or any of its subsidiaries with an aggregate fair market value in excess of $250 million;

•	the institution or settlement by the Company or any of its subsidiaries of any litigation or arbitration with an amount in controversy in excess of $250 million;

•	the declaration or payment of dividends or other distributions in respect of the Company’s share capital;

•	except as required by changes in law or U.S. GAAP, any change to the material accounting policies of the Company;

•	except as required by changes in law or changes which are consistent with changes to the tax policies or positions of affiliates of the Company in the United States, any change to the material tax policies or positions of the Company;

•	any change in the compensation of members of the Company Board in their capacity as directors;

•	any investment by the Company or any of its subsidiaries in, or the acquisition of, any material assets or entity (other than investments in wholly-owned subsidiaries), or the entry by the Company or any of its subsidiaries into any joint ventures, partnerships or similar arrangements, in an aggregate amount in excess of $250 million;

•	the incurrence by the Company or any of its subsidiaries of any indebtedness for borrowed money or the assumption of any fixed or contingent obligations with a principal amount in excess of $500 million;

•	the approval of any annual budget of the Company;

•	any issuance of equity or equity-linked securities by the Company, other than pursuant to any equity-based compensation plans;

•	the hiring or removal of the Company’s chief financial officer;

•	any change in the compensation of the executive officers of the Company (other than the chief executive officer and the president and chief commercial officer); and

•	the adoption, modification or termination of any equity-based incentive plan.

For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the affirmative vote of a majority of the Directors constituting the Offeror Director and the Majority Sponsor Directors:

•	the entry by the Company or any of its subsidiaries into new business lines; and

•	certain transactions between the Company and its affiliates.

However, if either of the foregoing matters results from a Change of Control Transaction, then approval of such matters will not include the Offeror Director and will only require the affirmative vote of a majority of the Majority Sponsor Directors, unless any of the proposed actions would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Transfer Restrictions. Offeror will be subject to certain transfer restrictions, including the following:

•	Offeror cannot sell any Shares for one year following consummation of the Offer (the “Lock-up Period”), subject to certain exceptions relating to transfers to affiliates of Offeror or a Change of Control Transaction recommended by the Company Board; and

•	following the expiration of the Lock-up Period, Offeror can sell Shares only in limited circumstances, such as (i) in a sale to the public, (ii) in a sale pursuant to the tag-along rights set forth in the A/R Shareholders’ Agreement, (iii) to certain permitted transferees, (iv) pursuant to a foreclosure by a recourse lender, if any, to whom Offeror pledges its Shares (so long as such lender agrees to be bound by Offeror’s obligations under the A/R Shareholders’ Agreement), (v) pursuant to a Change of Control Transaction recommended by a majority of the Company Board and (vi) a non-public sale if the proposed transferee is not a competitor of the Company, would not reasonably be expected to cause the Company to become subject to materially adverse regulatory or legal obligations and agrees to be bound by the obligations of Offeror under the A/R Shareholders’ Agreement.

Drag-Along Obligations and Premium Refund. Offeror has agreed to sell its Shares and otherwise vote for and support any Change of Control Transaction that is approved by the Company Board and, to the extent required, the Sponsors, including by taking all necessary actions as reasonably requested by the Company Board and the Sponsors to ensure consummation of such Change of Control Transaction. The definition of Change of Control Transaction in the A/R Shareholders’ Agreement includes (a) any merger of the Company with or into any other Person, or any other business combination or transaction (or series of related transactions), whether or not the Company is a party thereto, in which the shareholders of the Company immediately prior to such transaction own, directly or indirectly, shares representing less than 50.1% of the voting shares of the Company or other surviving entity immediately after such transaction; (b) a sale or other disposition of substantially all the consolidated assets of the Company and its subsidiaries or (c) any transaction or series of related transactions, whether or not the Company is a party thereto, after giving effect to which in excess of 50.1% of the Company’s voting power is owned directly or indirectly by any Person and its “affiliates” or “associates” (as such terms are defined in the Exchange Act Rules) or any Group.

If the purchase price per Share in any such Change of Control Transaction during the two-year period after consummation of the Offer (together with any dividends, redemption proceeds or similar amounts per Share received by Offeror following the consummation of the Offer) (the “Total Proceeds Per Share”) is less than the Offer Price (as adjusted), the Sponsors and their syndicatees will pay or cause to be paid to Offeror an amount per Share to be sold equal to the Offer Price less the greater of (x) the Total Proceeds Per Share and (y) $18.90 (as adjusted) (such resulting amount, the “Premium Refund”). After such time as the Sponsors no longer hold, in the aggregate, at least 25% of the outstanding Shares, but prior to the date of the second anniversary of the Offer, the obligation to pay or cause to be paid to Offeror any such Premium Refund will become an obligation of the Company.

Standstill Restrictions. Offeror has agreed to customary standstill restrictions that will prohibit Offeror and its affiliates, for a period of two years after consummation of the Offer, from, among other things, (i) acquiring additional Shares or any material assets of the Company or its subsidiaries, (ii) publicly offering or proposing to enter into or any merger, business combination, or other extraordinary transaction involving the Company or its subsidiaries, or (iii) initiating any shareholder proposal or the convening of any shareholders’ meeting of the Company or otherwise seeking to influence, advise or direct the vote of any other holder of Shares. However, Offeror will not be prohibited from making private acquisition offers in respect of the Company (including to the Company Board), provided that any such private offer shall not require a public disclosure by Offeror under applicable SEC Rules and Regulations. After expiration of the standstill period, the standstill restrictions will again apply during any period during which the Company is considering an acquisition proposal for a Change of Control Transaction.

Mandatory Offer. The A/R Shareholders’ Agreement provides that Offeror will not be permitted to acquire more than 30% of the outstanding Shares in the aggregate other than pursuant to a fully financed cash offer to all other shareholders of the Company to acquire their Shares for a purchase price per share determined by Offeror. The completion of any such mandatory offer will be conditioned upon the satisfaction of a minimum acceptance condition of at least 50.1% of all outstanding Shares (other than Shares held by Offeror).

Registration Rights. The Sponsors and Offeror will have certain demand registration rights beginning upon expiration of the respective lock-up periods applicable to the Sponsors and Offeror. These rights will permit the Sponsors and Offeror to require the Company to register the resale of Shares held by them, subject to customary blackout periods. Any such demand may be for a shelf registration statement permitting the delayed or continuous offering of such common shares. In addition, the Sponsors, Offeror and certain members of management will have certain “piggyback” registration rights, permitting them to include common shares held by them in any registration effected by the Company or by the Sponsors or Offeror (in the case of management), subject to customary limitations. The Company will be required to pay all fees and expenses incident to any such registration. The A/R Shareholders’ Agreement does not contain any cash or other penalties resulting from delays in registering any common shares pursuant to these registration rights.

Other Rights. In addition to the foregoing, each Sponsor and Offeror will have the following rights under the A/R Shareholders’ Agreement:

•	following expiration of the respective lock-up periods applicable to the Sponsors and Offeror, each Sponsor and Offeror will have customary tag-along rights in respect of sales of Shares by any other Sponsor to a third party;

•	each Sponsor will have certain drag-along rights relating to the Shares held by its syndicatees in connection with sales by such Sponsor to a third party;

•	each Sponsor and Offeror will have preemptive rights to purchase its respective proportionate share of any issuance by the Company of equity securities, securities convertible into or exercisable for equity securities or securities that include an equity component, subject to certain exceptions;

•	Offeror will have first look rights in respect of certain sales of Shares by Sponsors to third parties that would, upon consummation of such sale, hold at least 30% of the outstanding Shares (however, a Sponsor will be under no obligation to sell Shares to Offeror pursuant to this first look right);

•	Offeror will have rights to purchase up to 20.0% of the Shares to be sold by a Sponsor in certain public sales; and

•	each Sponsor and Offeror will have certain rights to access Company information so long as it owns at least 5% of the outstanding Shares.

Assignments. Each Sponsor will be entitled to assign its rights under the A/R Shareholders’ Agreement, including its board nomination and reserved matter rights, to a third party in connection with a sale of Shares by such Sponsor to a third party (other than if such sale is pursuant to a public sale), provided that it has received the prior approval of Sponsors representing a majority of the Shares then held by all of the Sponsors. Offeror will be entitled to assign its rights under the A/R Shareholders’ Agreement only to certain permitted affiliate transferees in connection with a transfer of Shares to such transferee.

Term. The A/R Shareholders’ Agreement will become effective upon consummation of the Offer and will the terminate upon the first to occur of (a) the dissolution, liquidation or winding-up of the Company, (b) the written approval by the Company, each Sponsor and Offeror and (c) the date on which none of the Sponsors and Offeror are shareholders in the Company. The A/R Shareholders’ Agreement will generally cease to bind any shareholder party thereto if it no longer holds any Shares.

Sale and Leaseback Transaction and Other Transactions between the Company or its Subsidiaries and Offeror or its Affiliates

On April 22, 2014, Avolon Aerospace and Hainan Airlines entered into aircraft operating lease agreements relating to two Boeing 737-800 aircraft. These two aircraft were delivered to Hainan Airlines in June 2015 and July 2015. The leases for them each have a term of 108 months from the date of delivery.

On July 14, 2015, Avolon Aerospace and Hainan Airlines entered into sale and leaseback agreements relating to five Boeing B787-9 aircraft that Hainan Airlines has agreed to purchase from The Boeing Company. Hainan Airlines approved these agreements on July 27, 2015 on the condition that the Offer is consummated. Pursuant to these agreements, Hainan Airlines will transfer to Avolon Aerospace, or one of its affiliates, Hainan Airlines’ right to purchase the five aircraft, and, upon the acquisition of each aircraft, Avolon Aerospace or one of its affiliates will lease such aircraft to Hainan Airlines. Each lease has a term of 144 months from the date of delivery of the aircraft. The Hainan Airlines board of directors approved these agreements subject to the consummation of the Offer.

The foregoing summaries of certain material provisions of the above-referenced transactions do not purport to be complete.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation or Recommendation

The Company Board is expressing no opinion to the Company’s Shareholders and is remaining neutral with respect to the Offer. Accordingly, Avolon has not made a determination as to whether the Offer is fair to, or in the best interests of, its Shareholders and is not making a recommendation regarding whether Avolon’s Shareholders should participate in the Offer. Avolon urges each Shareholder to make his, her or its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the Shareholder’s own investment objectives, the Shareholder’s view with respect to Avolon’s prospects and outlook, the matters considered by the Company Board, as noted below, and any other factors that the Shareholder deems relevant to his, her or its investment decision.

(b)	Background of the Offer and Reasons for Recommendation

Background of the Offer

As part of the Company’s regular review and evaluation of potential strategic options and business opportunities, on April 16, 2015, Domhnal Slattery, the Company’s Chief Executive Officer met with Adam Tan,

Vice Chairman of HNA Group in New York to discuss a potential minority investment by Parent in the Company following an exploratory discussion between Bravia (as defined below) and JPM (as defined below) with respect to such minority investment. At this meeting, in addition to possible terms and conditions upon which such an investment would be made, Messrs. Tan and Slattery discussed how an investment by Parent in the Company could help the Company strengthen its relationships in the Chinese aviation market while allowing Parent to more rapidly expand its exposure to the global aircraft leasing sector.

In connection with the parties’ exploration of a potential transaction, Parent retained Bravia Capital Partners, Inc. (“Bravia”) as its financial advisor and Sidley Austin LLP (“Sidley”) as its legal advisor, and the Company retained J.P. Morgan Securities LLC (“JPM”) as its financial advisor and Weil, Gotshal & Manges LLP (“Weil”) as its legal advisor. On April 27, 2015 and April 29, 2015, Avolon Aerospace Leasing Limited, an indirect wholly-owned subsidiary of the Company (“Avolon Aerospace”), entered into mutual confidentiality agreements with Bravia Capital Hong Kong Limited, an affiliate of Bravia (“Bravia Hong Kong”), and HNA Group (International) Company Limited, an affiliate of Offeror and Parent (“HNA International”), respectively (the “Confidentiality Agreements”), to facilitate the exchange of information relating to relating to a potential transaction or transactions between the parties or their affiliates. The Confidentiality Agreements provided that Bravia Hong Kong and HNA International, and their respective affiliates and representatives, will not, without the prior consent of the Company, acquire any securities of the Company and its subsidiaries while in possession of material non-public information concerning the Company and its subsidiaries, and in any event for a period of 12 months after the date of their respective Confidentiality Agreement.

From April 30, 2015 through May 10, 2015, the parties explored a number of alternative deal structures and held a series of discussions relating thereto. On May 11, 2015, the Company sent an initial draft of a non-binding term sheet to Parent pursuant to which, among other things, Parent would purchase 20% of the Company’s Shares from existing shareholders.

From May 11, 2015 through June 21, 2015, the Company and Parent and their respective financial and legal advisors engaged in a series of negotiations of deal terms and exchanged multiple drafts of a non-binding term sheet. Among other things, the parties negotiated the structure of Parent’s investment, Parent’s standstill obligations, the Company Board representation and other limited governance rights that would be granted to Parent, the limitations on Parent’s ability to transfer the Shares to be purchased by it and the extent to which Parent would be required to support certain acquisition transactions involving the Company.

At the same time, the parties discussed the terms and conditions on which a subsidiary of the Company could enter into a sale and leaseback transaction respect of five (5) Boeing 787-9 aircraft (the “Sale Leaseback Transaction”) with Hainan Airlines, an airline affiliated with the HNA Group. On June 12, 2015, the Company sent a draft letter of intent (the “Sale Leaseback LOI”) to Bravia and Hainan Airlines. From June 15, 2015 through June 24, 2015, Company executives engaged with Hal Hayward of Bravia, in his capacity as a representative of Hainan Airlines, to review and comment on the Sale Leaseback LOI.

On June 22, 2015, the Company and Parent executed the non-binding term sheet, which set forth the principal structure of the Offer (the “Offer Term Sheet”). The Offer Term Sheet remained subject to the drafting and negotiation of definitive agreements, except that the Company granted Parent a period of negotiating exclusivity until July 13, 2015. Such binding exclusivity obligation contained exceptions for unsolicited offers to acquire majority control of the Company and unsolicited offers for the Company to be acquired by or merged with a strategic investor engaged in the same or similar line of business as the Company.

On June 26, 2015, Company executives met with representatives of Bravia Capital and Hainan Airlines regarding the Sale Leaseback LOI. The majority of the commercial terms of the Sale Leaseback Transaction were agreed between the parties on June 26, 2015. From June 27, 2015 through July 3, 2015, there were further discussions between the parties regarding the Sale Leaseback Transaction and on July 4, 2015 the parties finalized the Sale Leaseback LOI.

On June 29, 2015, the Company sent initial drafts of the Investment Agreement, the Agreement to Tender and the Restated Shareholders’ Agreement to Parent and its financial and legal advisors.

During the weeks of June 29 and July 6, 2015, the Company and its advisors, Parent and its advisors and the Sponsors and their advisors exchanged multiple drafts of the transaction documents. A number of calls occurred wherein the parties negotiated the terms of transaction documents and discussed various issues. During these negotiations, the parties agreed that Offeror would pay the Deposit into escrow prior to consummation of the Offer, to be held in accordance with the Investment Agreement and the Escrow Agreement, and that certain shareholders of Parent would enter into the Voting Agreement.

On July 5, 2015, the Company provided drafts of the definitive purchase, lease and ancillary documentation related to the Sale Leaseback Transaction (the “Sale Leaseback Documentation”) to Bravia and Hainan Airlines. From July 7, 2015 through July 9, 2015, the Company, Hainan Airlines and Bravia met in Beijing with their respective outside counsel to review the draft Sale Leaseback Documentation. Several rounds of discussion took place and a number of revised drafts of the Sale Leaseback Documentation were exchanged. The meetings adjourned on July 9, 2015 with the Sale Leaseback Documentation agreed to be in substantially final form with the exception of a small number of specific open issues.

On July 6, 2015, the Company received an unsolicited written non-binding indicative offer letter from a strategic bidder (“Company A”) for the potential acquisition of 100% of the outstanding Shares at a per Share price of $28.00 (the “First Acquisition Proposal”). The First Acquisition Proposal was subject to completion of due diligence prior to entry into definitive documentation and contained a number of conditions, including obtaining certain required shareholder and regulatory approvals. In connection with the Company Board members’ consideration of this proposal, the Company Board held meetings to discuss, among other things, the First Acquisition Proposal. After review and consideration, the Company Board unanimously determined to reject the First Acquisition Proposal for a variety of reasons, including that the proposed purchase price of $28.00 per Share in such a change of control transaction was inadequate in light of the Company’s short and long term business prospects. The Company sent Company A a notice rejecting the First Acquisition Proposal on July 13, 2015.

On July 10, 2015, the Company’s Board approved the Sale Leaseback Transaction. From July 10, 2015 through July 13, 2015 the final outstanding issues in the Sale Leaseback Documentation were resolved. On July 14, 2015 (China time and Dublin time), the Company’s subsidiary Avolon Aerospace Leasing Limited and Hainan Airlines entered into the Sale Leaseback Documentation. Hainan Airlines’ board of directors approved the Sale Leaseback Transaction on July 27, 2015 subject to the consummation of the Offer.

On July 10, 2015, the Company Board unanimously approved the Investment Agreement, the Restated Shareholders Agreement and the Voting Agreement negotiated among the parties and the transactions contemplated thereby, including the Offer.

On July 13, 2015, Parent’s board of directors unanimously approved the Investment Agreement, the Agreement to Tender and the Restated Shareholders Agreement, and the transactions contemplated by such agreements, including the Offer.

On July 14, 2015, following the approvals described above, the Company, Parent and Offeror executed the Investment Agreement, Offeror and each Sponsor executed the Agreement to Tender, HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and the Company executed the Voting Agreement and the Company and Parent issued a joint press release announcing the execution of the Investment Agreement, the Agreement to Tender and the Voting Agreement.

On July 17, 2015, the Company received a new unsolicited written non-binding indicative offer letter from Company A for the potential acquisition of 100% of the outstanding Shares at a per Share price of $30.00 (the

“Second Acquisition Proposal”). The Second Acquisition Proposal was subject to completion of due diligence prior to entry into definitive documentation and was subject to a number of conditions, including obtaining shareholder and regulatory approvals.

As required by Section 4.02(d) of the Investment Agreement, in response to the Second Acquisition Proposal, on July 20, 2015 the Company sent Offeror a notice that it had received an Alternative Proposal and that the Company Board had determined that it constituted a Qualifying Proposal.

On July 22, 2015, the Company, Offeror and Citibank, N.A., as escrow agent, executed the Deposit Escrow Agreement, and Offeror delivered the Deposit to the escrow agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement.

On July 23, 2015, Parent contacted the Company regarding Parent’s desire to make an all cash offer for 100% of the Company. From July 23, 2015 through July 28, 2015, representatives of the Company and representatives of Parent discussed Parent’s desire to submit a formal non-binding proposal to the Company to acquire 100% of the outstanding Shares.

On July 25, 2015, the Company provided draft term sheets (the “Acquisition Term Sheet”) to each of Company A and Parent with respect to the potential acquisition of 100% of the outstanding Shares. Each of Company A and Parent were instructed that the Company Board had a regularly scheduled meeting on July 29, 2015 and requested that each of Company A and Parent provide a mark-up of the Acquisition Term Sheet to reflect the terms of its proposal to acquire 100% of the outstanding Shares.

On July 28, 2015, Company A sent the Company its comments to the draft Acquisition Term Sheet and re-affirmed its proposed purchase price of $30.00 per Share (the “Revised Second Acquisition Proposal”). On July 29, 2015, Parent sent the Company its comments to the draft Acquisition Term Sheet, which included a per Share purchase price of $31.00 (the “Parent Acquisition Proposal”). Both the Revised Second Acquisition Proposal and the Parent Acquisition Proposal was subject to completion of due diligence prior to entry into definitive documentation and were non-binding indicative offers, subject to a number of conditions including obtaining certain required shareholder and regulatory approvals.

On July 29, 2015, the Company Board held a regularly scheduled meeting, which was attended by JP Morgan and Morgan Stanley, the Company’s financial advisors and where it discussed, among other topics, the Revised Second Acquisition Proposal and the Parent Acquisition Proposal. In consultation with its financial advisors, the Company Board evaluated terms of the Revised Second Acquisition Proposal and the Parent Acquisition Proposal and considered, among other things, price, conditionality, timing and certainty of signing and closing a transaction.

At the July 29, 2015 meeting, the Company Board made no decision to accept or reject either the Revised Second Acquisition Proposal or the Parent Acquisition Proposal. The Company Board authorized its financial advisors to continue negotiations with Company A and Parent regarding the Revised Second Acquisition Proposal and the Parent Acquisition Proposal, respectively. There can be no assurance that either Company A or Parent will make a binding offer to acquire 100% of the outstanding Shares or, if such an offer is made, that the Company Board will accept such offer. If such an offer is made and accepted by the Company Board prior to the consummation of the Offer, it is anticipated that the Company will terminate the Investment Agreement and the Offer.

On July 30, 2015, an extraordinary shareholders meeting of Parent to approve the Investment Agreement and the transactions contemplated thereby, including the Offer, was held. At this meeting, the Investment Agreement and the transactions contemplated thereby, including the Offer, were approved by Parent’s shareholders.

On July 31, 2015, pursuant to the Investment Agreement, Offeror commenced the Offer.

Reasons for the Recommendation

While the Company Board in approving the Investment and Tender Offer Agreement considered the transactions with Offeror and Parent generally to be in the best interests of the Company, the Company Board is expressing no opinion and is remaining neutral with respect to the Offer. In determining not to express an opinion and to remain neutral with respect to the Offer, the Company Board considered a number of factors relating specifically to the Offer, including the following:

•	that there is no obligation on behalf of any shareholder to tender (other than the Supporting Shareholders pursuant to the Agreement to Tender);

•	that each shareholder can make an independent judgment of whether to maintain his, her or its interest in Avolon or to reduce or possibly eliminate such interest in Avolon by participating in the Offer;

•	that pursuant to the Agreement to Tender, the Supporting Shareholders are obligated to tender sufficient shares to satisfy the condition that at least 20.0% of the issued and outstanding Shares have been validly tendered and not validly withdrawn and as a result the Offer is not conditioned upon participation by the Company’s public shareholders;

•	that while it is up to individual stockholders to consider the factors relevant to them, the Company Board expects that among such factors, some shareholders might consider the following:

•	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives;

•	that the Offer Price of $26.00 per share is at a premium of approximately 9.6% to the closing price of $23.73 per share on July 13, 2015, the last trading day before announcement of the transactions, a 14.5% premium to the volume weighted average trading price of the shares in the week prior to the announcement of the Offer and a 30% premium to the IPO price;

•	the shareholder’s view as to the Company’s prospects and outlook or the likelihood that Avolon will enter into a strategic transaction that may include a change of control premium to be paid to Avolon’s shareholders that is larger than any premium paid in the Offer, including, for example, the possibility of a strategic transaction with Company A or Parent in light of the $30.00 per Share price offered in the Revised Second Acquisition Proposal and the $31.00 per Share price offered in the Parent Acquisition Proposal;

•	the shareholder’s need for liquidity or diversification in its investment portfolio;

•	the other investment opportunities, including the other types of investments, available to the shareholder;

•	the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate;

•	the tax and accounting consequences for each shareholder of participating in the Offer; and

•	the fact that a shareholder whose shares are tendered into the Offer and accepted for purchase by the Offeror will cease to participate in any benefits, or be exposed to the risks, of an investment in Avolon following the closing with respect to the shares tendered and accepted.

The Company Board did not find it practicable to provide specific assessments of, quantify, or otherwise assign any relative weight to, the specific factors considered in determining their recommendation. The Company Board’s determination was, rather, made after consideration of the factors taken as a whole. Consequently, the Company Board urges each shareholder to make his, her or its own decision regarding the Offer based on all of the available information and in light of the shareholder’s own investment objectives, the shareholder’s view with respect to the Company’s prospects and business and mergers and acquisitions outlook, the matters considered by the Company Board, as noted above, and any other factors that the shareholder deems relevant to its investment decision. Shareholders are specifically urged to take note of the fact that (i) the Company has yet to issue preliminary earnings regarding its second quarter in 2015, which preliminary results are expected to be filed by the Company on a Form 6-K with the SEC through which it furnishes such preliminary results on or about August 5, 2015 and (ii) the Company has received two non-binding proposals to acquire 100% of the outstanding Shares each at a per share purchase price in excess of the Offer Price.

(c)	Intent to Tender

To Avolon’s knowledge, after reasonable inquiry, with the exception of Andy Cronin, the Company’s Chief Financial Officer, Ed Riley, the Company’s General Counsel, John Higgins, President and Chief Commercial Officer, Tom Ashe, Chief Operating Officer and Head of Risk, and each of the Supporting Shareholders (who intend to tender 100% of their Shares in accordance with the Side Letter) neither Avolon nor any of Avolon’s executive officers, directors, affiliates or subsidiaries currently intends to tender its Shares held of record or beneficially by them pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Avolon with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director, or affiliate of the Company.

•	On June 24, 2015, OHA AVAero Holding S.à r.l. made a distribution in-kind to its shareholders. Such distribution included the distribution of Shares as follows:

¡	476,940 Shares to Potomac Bonds LLC

¡	906,186 Shares to Future Fund Board of Guardians

¡	2,712,556 Shares to OHA Strategic Credit Master Fund LP

¡	105,491 Shares to OHA Structured Products Master Fund LP

¡	751,415 Shares to OHA Strategic Credit Master Fund IB LP

Item 7.	Purposes of the Transaction and Plans or Proposals

The information described under the heading “Background of the Offer” in Section (b) of Item 4: The Solicitation or Recommendation above that relates to the First Acquisition Proposal, the Second Acquisition Proposal, the Revised Second Acquisition Proposal, the Parent Acquisition Proposal and/or the Company’s discussions with Company A and Parent, as applicable, regarding the potential acquisition by Company A or Parent of 100% of the issued and outstanding Shares is hereby incorporated by reference in response to Item 7 of this Schedule 14D-9.

Item 8.	Additional Information

Appraisal Rights

There are no appraisal rights available in connection with the Offer.

Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

These risks, uncertainties and assumptions include, but are not limited to, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

Item 9.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 31, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(1)(B)	Form of Letter of Transmittal to Tender Common Shares (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(5)(A)	Joint Press Release issued by Avolon and Parent, dated July 14, 2015 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the Securities and Exchange Commission by Avolon on July 14, 2015).

Exhibit No.	Description

(a)(5)(B)	Summary Advertisement as published in Investor Business Daily on July 31, 2013 (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(5)(C)	Joint Press Release issued by Avolon and Parent, dated July 31, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(e)(1)	The Investment and Tender Offer Agreement by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd., and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission by Avolon Holdings Limited on July 14, 2015).

(e)(2)	The Agreement to Tender, by and among Global Aviation Leasing Co., Ltd. and the persons listed on Exhibit A thereto, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the Securities and Exchange Commission by Avolon Holdings Limited on July 14, 2015).

(e)(3)	The Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission by Avolon Holdings Limited on July 14, 2015).

(e)(4)	Form of Amended and Restated Shareholders’ Agreement of Avolon (incorporated by reference to Exhibit (d)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(e)(5)	Schedule TO-C filed (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission by the Offeror and Parent on July 13, 2015).

(e)(6)	Schedule 14D9-C (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed with the Securities and Exchange Commission by Avolon on July 13, 2015).

(e)(7)	Deposit Escrow Agreement, by and among Avolon, the Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of July 22, 2015.

(e)(8)	Press Release issued by Avolon, dated July 31, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley

Name:	Ed Riley
Title:	General Counsel and Company Secretary

Date: July 31, 2015

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 31, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(1)(B)	Form of Letter of Transmittal to Tender Common Shares (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(5)(A)	Joint Press Release issued by Avolon and Parent, dated July 14, 2015 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the Securities and Exchange Commission by Avolon on July 14, 2015).

(a)(5)(B)	Summary Advertisement as published in Investor Business Daily on July 31, 2013 (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(a)(5)(C)	Joint Press Release issued by Avolon and Parent, dated July 31, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(e)(1)	The Investment and Tender Offer Agreement by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd., and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission by Avolon Holdings Limited on July 14, 2015).

(e)(2)	The Agreement to Tender, by and among Global Aviation Leasing Co., Ltd. and the persons listed on Exhibit A thereto, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the Securities and Exchange Commission by Avolon Holdings Limited on July 14, 2015).

(e)(3)	The Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission by Avolon Holdings Limited on July 14, 2015).

(e)(4)	Form of Amended and Restated Shareholders’ Agreement of Avolon (incorporated by reference to Exhibit (d)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Offeror on July 31, 2015).

(e)(5)	Schedule TO-C (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission by the Offeror and Parent on July 13, 2015).

(e)(6)	Schedule 14D9-C (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed with the Securities and Exchange Commission by Avolon on July 13, 2015).

(e)(7)	Deposit Escrow Agreement, by and among Avolon, the Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of July 22, 2015.

(e)(8)	Press Release issued by Avolon, dated July 31, 2015.